Determinism, LLC

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents

TESSERACT ADVISORY GROUP

Independent Accountant's Review Report

Emily Bruce
Determinism, LLC
Nashville, TN

We have reviewed the accompanying financial statements of Determinism, LLC (the LLC), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether

we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Determinism, LLC (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the LLC will continue as a going concern. As discussed in Note 4 to the financial statements, the LLC has incurred operating losses since inception and has relied primarily on member contributions and debt to fund operations and has stated that substantial doubt exists about the LLC's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Philip D[illegible]

____
Signature

OWINGS MILLS, MD
January 28, 2022

Determinism, LLC

Balance Sheet

As of December 31, 2021 and 2020

	2021 $	2020 $
Assets		
Current Assets		
Cash and cash equivalents	18,314	11,634
Total Current Assets	18,314	11,634
Total Assets	18,314	11,634
Liabilities & Members' Equity		
Liabilities		
Current Liabilities		
Accrued expenses	8,371	
Accrued payroll and related benefits	3,778	
Debt, current	4,667	
Total Current Liabilities	16,816	
Total Liabilities	16,816	
Members' Equity		
Members Contributions	143,334	53,019
Accumulated Deficit	(141,836)	(41,385)
Total Members' Equity	1,498	11,634
Total Liabilities & Members' Equity	18,314	11,634

Determinism, LLC

Statement of Income

For the years ended December 31, 2021 and 2020

	2021 $	2020 $
Net Income (Loss)		
Revenues	311	-
Gross Profit (Loss)	311	-
Operating Expenses		
Salaries and wages, selling, general and administrative	11,705	-
Payroll taxes, selling, general and administrative	1,618	-
Advertising and promotion	9,960	-
Utilities	259	224
Rent	2,102	-
Legal and other professional fees and services	2,863	-
Memberships and licenses	458	-
Travel	799	-
Insurance	2,642	-
ID Verification	10,382	-
Office supplies	228	-
Communications and information technology	9,462	-
Contractors	44,115	30,337
Other selling, general and administrative expense	3,657	10,724
Meals and entertainment	306	-
Taxes other than income taxes	115	100
Total Operating Expenses	100,671	41,385
Other Income (Expense)		
Interest expense	(91)	-
Net Income (Loss)	(100,451)	(41,385)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Determinism, LLC

Statement of Changes in Members' Equity

For the years ended December 31, 2021 and 2020

	Members' Capital $	Accumulated Deficit $	Total Members' Equity $
Net income (loss)	-	(41,385)	(41,385)
Proceeds from Members Contributions	53,019	-	53,019
Balance at December 31, 2020	53,019	(41,385)	11,634
Net income (loss)	-	(100,451)	(100,451)
Proceeds from Members Contributions	90,315	-	90,315
Total	143,334	(141,836)	1,498

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Determinism, LLC

Statement of Cash Flows

For the years ended December 31, 2021 and 2020

	2021 $	2020 $
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(100,451)	(41,385)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	12,149	-
Current note payable	4,667	-
Net Cash Provided by (Used in) Operating Activities	(83,635)	(41,385)
Cash Flows from Financing Activities		
Proceeds from Member Contributions	90,315	53,019
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	6,680	11,634
Cash, cash equivalents, and restricted cash at beginning of year	11,634	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	18,314	11,634

Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	18,314	11,634

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

Determinism, LLC (D/B/A PeerKnect) (the Company or the LLC) is a technology company that has developed the PeerKnect app which connects parents, caretakers, and therapists who have/serve children with special needs. The app allows users to post playdates and special events to connect children with special needs and find sensory friendly events run by local businesses and organizations. The app provides a safe and secure environment for interaction by running ID verification services on its users.

The company was originally incorporated as a C-Corporation but converted to a limited liability accompany, organized in the state of Tennessee, in August of 2021. The following financial statements have been presented according to its current status as an LLC.

The Company plans to issue a securities offering under Regulation CF. The securities offering will be listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. The Company expects to begin accepting investments upon filing these the required Form C with the US Securities and Exchange Commission.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market

instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. At December 31, 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents.

e. Concentrations of credit risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

f. Risks and uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions and a number of factors beyond the Company's control that could cause significant changes in these conditions.

Beginning the first quarter of 2020, the coronavirus (COVID-19) spread throughout the United States. It is uncertain how the ongoing pandemic may affect the Company's operations in the future. Management believes the company is taking appropriate actions to mitigate the risk of COVID-19. However, it is possible that future events related to the pandemic may have an adverse impact on the Company's financial position, operations and cash-flow.

g. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active

markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

h. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue is derived from subscriptions to its app and is recognized when monthly subscriptions are paid. There is no deferred revenue as of December 31, 2021.

i. Organizational expenses

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

j. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings. The Company files tax returns in the U.S. federal jurisdiction and in the state of Tennessee.

k. Comprehensive income

The company does not have any comprehensive income items other then net income.

l. Subsequent events

Subsequent events and transactions have been evaluated by management through January 28, 2022 , the date the financial statements were issued. Material subsequent events, if any, are disclosed in a separate note to these financial statements.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Notes payable

In October 2021, the company received a loan of $6,000 from Intuit Financing Inc. The note has a 9 month term and an APR of 16%. The company began making payments in 2021 and total interest expense for the year ended December 31, 2021 was $91.

Principal repayments on long-term debt over the next five years are as follows:

	$
2022	4,667
2023	
2024	
2025	
2026	
Total	4,667

4. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the company incurred losses from operations of $100,451 (2020 - $41,385). The company has relied on contributions from its members and debt to fund

operations. Those factors and conditions create a substantial doubt about the company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

5. Subsequent events

In January 2022, the company received an R&D credit in the amount of $6,360 and a contribution from one of its members totaling $20,000. This contribution will be used as working capital for ongoing operational expenses.